SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
03 REGISTRATIONS BRANCH

KA 3/4

SECU 12011962 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

SEC FILE NUMBER
8- 65208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Falls of the Neuse Road, Suite 390
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Paciorek (919)850-0888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Paciorek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Capital Markets, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Managing Director

Title

Bethany A Withee

Bethany A. Withee

Notary Public

BETHANY A. WITHEE
Notary Public
Wake County
My Commission Expires
02/15/2016
NORTH CAROLINA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE CAPITAL MARKETS, LLC

Consolidated Financial Statements
and Supplemental Information

December 31, 2011 and 2010

(With Independent Auditors' Report Theron)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Pinnacle Capital Markets, LLC:

We have audited the accompanying consolidated balance sheets of Pinnacle Capital Markets, LLC and subsidiary (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 9 through 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 23, 2012

PINNACLE CAPITAL MARKETS, LLC

Consolidated Balance Sheets

December 31, 2011 and 2010

Assets	2011	2010
Current assets:		
Cash and cash equivalents	$ 850,528	897,532
Accounts receivable - trade	806,328	1,498,940
Prepaid expenses	37,957	27,408
Total current assets	1,694,813	2,423,880
Property and equipment, net	11,180	20,021
Other assets	54,816	54,816
	$ 1,760,809	2,498,717
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	145,961	173,646
Accrued commissions, fees, and other liabilities	691,451	1,241,907
Total current liabilities	837,412	1,415,553
Commitments		
Members' equity	923,397	1,083,164
	$ 1,760,809	2,498,717

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Income

Years ended December 31, 2011 and 2010

	2011	2010
Revenues	$ 16,365,458	18,453,289
Operating expenses:		
Commission and fees	12,490,830	13,910,109
Clearing fees	965,271	1,304,926
Technology	919,662	1,058,767
Salaries and wages	441,859	459,029
Professional fees	73,319	84,496
Office	10,099	13,650
Travel and entertainment	82,778	38,966
Regulatory fines	-	50,000
Regulatory fees and licenses	76,266	84,819
Rent	48,070	51,598
Insurance	83,109	62,256
Depreciation	8,841	3,488
Taxes	119	126
Miscellaneous	114,630	68,437
	15,314,853	17,190,667
Income from operations	1,050,605	1,262,622
Interest income	14	27
Net income	$ 1,050,619	1,262,649

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Changes in Members' Equity

Years ended December 31, 2011 and 2010

Members' equity, December 31, 2009	$ 1,141,989
Net income	1,262,649
Distributions	(1,321,474)
Members' equity, December 31, 2010	1,083,164
Net income	1,050,619
Distributions	(1,210,386)
Members' equity, December 31, 2011	$ 923,397

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 1,050,619	1,262,649
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation	8,841	3,488
Changes in operating assets and liabilities:		
Accounts receivable - trade	692,612	137,436
Prepaid expenses	(10,549)	(11,786)
Accounts payable	19	(12,450)
Accrued commissions, fees, and other liabilities	(578,160)	(344,592)
Net cash provided by operating activities	1,163,382	1,034,745
Cash flows from investing activities - capital expenditures	-	(1,971)
Cash flows from financing activities-members' distributions	(1,210,386)	(1,321,474)
Net decrease in cash and cash equivalents	(47,004)	(288,700)
Cash and cash equivalents, beginning of year	897,532	1,186,232
Cash and cash equivalents, end of year	$ 850,528	897,532

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Pinnacle Capital Markets, LLC (the "Company") under the laws of the state of North Carolina on September 30, 2003, to provide investment services to investors as a securities broker-dealer. The Company is licensed to operate in six states, and currently, is only operating in North Carolina. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customer's security accounts nor does it perform custodial functions related to customer securities.

The Company's wholly-owned subsidiary, Pinnacle Capital Futures, LLC, is an introducing futures dealer which engages in offering electronic futures trading to its intended client base.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pinnacle Capital Markets, LLC and its wholly-owned subsidiary, Pinnacle Capital Futures, LLC, after elimination of all significant intercompany accounts and transactions.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2011 or 2010.

(1) Organization and Significant Accounting Policies, Continued

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The consolidated financial statements, therefore, do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2008 through December 31, 2011 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per bank. Amounts on deposit in excess of this limit as of December 31, 2011 and 2010 were $38,869 and $246,885, respectively.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011 and 2010, respectively, the Company had net capital, as defined, of $687,643 and $967,293 which was $437,643 and $717,293 in excess of required net capital ($250,000), and its ratio of aggregate indebtedness to net capital was 1.10 to 1 and 1.46 to 1.

(3) Lease Commitments

The Company originally leased office space in August 2005 under a lease agreement that expired November 1, 2009. The Company extended the lease through October 31, 2011 at a monthly rate of $3,999 and then renewed the lease for an additional 39 month period, with a scheduled annual increase of 3%. The future payments on the non-cancelable operating lease are as follows:

Year ending December 31,	
2012	$ 32,524
2013	44,586
2014	45,924
2015	7,844
	$ 130,878

(4) Property and Equipment

Property and equipment consist of the following:

	2011	2010
Computer equipment	$ 34,602	34,602
Office equipment	13,326	13,326
Office furniture	8,193	8,193
	56,121	56,121
Less accumulated depreciation	(44,941)	(36,100)
	$ 11,180	20,021

(5) Related Party Transactions

The Company transacts business with four companies, RND Enterprises ("RND"), Gryphon Capital Limited ("Gryphon"), and Novus Visum Limited ("Novus"), which are owned by individuals with ownership positions in its parent Company. Commissions paid to all these companies during 2011 and 2010 were $1,597,834 and $1,884,879, respectively.

(6) Subsequent Events

The date to which events occurring after December 31, 2011, the date of the most recent consolidated balance sheet, have been evaluated for possible adjustment to the consolidated financial statements or disclosure is February 23, 2012, the date the consolidated financial statements were available to be issued.

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011 and 2010

		2011	2010
Net capital:			
Total members' equity	$	923,397	1,083,164
Deduct: Excluded indebtedness		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		(234,348)	(114,465)
Deduct: Non-liquid assets		-	-
Deduct: Securities haircuts		(1,406)	(1,406)
Net capital	$	687,643	967,293
Aggregate indebtedness:			
Accounts payable	$	145,961	173,646
Commissions payable		609,432	1,241,907
Total	$	755,393	1,415,553
Net capital requirements:			
Broker-dealer	$	250,000	250,000
Net capital in excess of requirements		437,643	717,293
Net capital as computed above	$	687,643	967,293
Ratio of aggregate indebtedness to net capital		1.10 to 1	1.46 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedule of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Members
Pinnacle Capital Markets, LLC:

In planning and performing our audit of the consolidated financial statements of Pinnacle Capital Markets, LLC and subsidiary (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts LLP

February 23, 2012

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Pinnacle Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments on page 16 [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Pinnacle Capital Markets, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pinnacle Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pinnacle Capital Markets, LLC's management is responsible for Pinnacle Capital Market, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended to December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 23, 2012

PINNACLE CAPITAL MARKETS, LLC

Schedule of Assessment and Payments

Year ended December 31, 2011

Assessment for December 31, 2011	$	32,173
Less:		
Payment July 27, 2011		(17,563)
Payment February 16, 2012		(14,610)
Balance due, March 1, 2012	$	NONE